SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: February 26, 2015

FEMSA Announces Fourth Quarter

and Full Year 2014 Results

Monterrey, Mexico, February 26, 2015 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the fourth quarter and full year 2014.

•	Given current operating conditions in Venezuela, and in order to more accurately reflect the contribution of this operation to Coca-Cola FEMSA and FEMSA’s consolidated financial results, we are now using the previously denominated SICAD II exchange rate of 50 bolivars per US dollar to translate this operation’s fourth quarter and full year 2014 results into our reporting currency, the Mexican peso, compared to an exchange rate of 6.30 bolivars per US dollar used for the comparable quarter of 2013. Consequently, Venezuela’s contribution to our reported results adjusted importantly. Despite the difficult operating environment in Venezuela, Coca-Cola FEMSA remains committed to the market and will continue producing, selling and distributing the products that its Venezuelan consumers enjoy on a daily basis.

Fourth Quarter 2014 Highlights:

•	FEMSA consolidated total revenues decreased 0.5% and income from operations grew 0.8% compared to the fourth quarter of 2013.

•	Coca-Cola FEMSA total revenues decreased 8.5% and income from operations decreased by 3.6% compared to the fourth quarter of 2013.

•	FEMSA Comercio total revenues grew 12.0% and income from operations increased 6.2%, each as compared to the fourth quarter of 2013, reflecting new store openings and 3.3% growth in same-store sales.

2014 Full Year Highlights:

•	FEMSA consolidated total revenues increased 2.1% and income from operations grew 0.4% compared to 2013.

•	Coca-Cola FEMSA total revenues decreased 5.6% and income from operations decreased 3.3% compared to 2013.

•	FEMSA Comercio continued its pace of strong floor space growth by opening 1,132 net new stores in 2014. Same-store sales rose 2.7% and income from operations increased 9.8%, each as compared to 2013.

•	Ordinary dividend of Ps. 7.350 billion proposed by FEMSA’s Board of Directors, to be paid in 2015 subject to approval at the annual shareholders meeting in March 2015.

Carlos Salazar Lomelín, FEMSA CEO, commented: “During the fourth quarter, we saw some positive signs that show promise in our key Mexican market but they are still not conclusive. At FEMSA Comercio, the quarter marked a continuation of the gradually improving top-line trends that we saw throughout 2014; as the challenging year progressed, there was a slight uptick in the comparable sales figures at OXXO. However, at Coca-Cola FEMSA the recovery in Mexico has been less consistent, with the growth in transactions and solid profitability being bright spots in what is still a soft consumer environment. Beyond Mexico, Brazil delivered encouraging organic growth and improved margins, and we had a good performance in most markets during the period. All in all, our team did an excellent job navigating through a complex year.

As you have seen, we have changed our exchange rate criteria to report Coca-Cola FEMSA’s results in Venezuela, and while we believe this is the appropriate thing to do at this time, our numbers will be significantly impacted by this measure for several quarters.

In spite of the tough operating conditions across markets, we reached some important milestones. At FEMSA Comercio, we set a new benchmark for the opening of new stores reaching 1,132 net new OXXO units for the year, in addition to 90 new drugstores, bringing our store totals to 12,853 OXXOs and 605 drugstores as of the end of 2014. We also announced the acquisition of Farmacon, another strong regional drugstore chain that will allow us to keep gaining scale and advance in our strategy once the transaction closes. At Coca-Cola FEMSA, we made great progress in the integration of our recent acquisitions in Mexico and Brazil, and we completed our new state-of-the-art bottling plant in Itabirito, in the state of Minas Gerais in Brazil. This new plant is already allowing us to serve this key territory much better, with a broader portfolio and higher efficiency.

As we look to 2015 we still face some headwinds, including a volatile and adverse foreign exchange environment, but there are also encouraging signs that give us reason to be cautiously optimistic about the year that begins, particularly in Mexico but also in several other important markets. And remember that regardless of the environment or what the macroeconomic winds may be doing in one market or another, we will continue to work hard every day to execute our long-term strategy and deliver value for all our stakeholders.”

FEMSA Consolidated

Total revenues decreased 0.5% compared to 4Q13, to Ps. 70.156 billion in 4Q14, reflecting Coca-Cola FEMSA’s negative effect from using the SICAD II exchange rate to translate its results in Venezuela. On an organic basis1, total revenues decreased 2.2%.

For the full year of 2014, consolidated total revenues increased 2.1% compared to 2013, to Ps. 263.449 billion. On an organic basis1, total revenues decreased 3.6%.

Gross profit increased 0.2% compared to 4Q13, to Ps. 30.416 billion in 4Q14, reflecting the previously mentioned negative translation effect from Coca-Cola FEMSA’s Venezuelan operations. Gross margin in 4Q14 increased 30 basis points compared to the same period in 2013 to 43.4% of total revenues, driven by margin expansion at Coca-Cola FEMSA and FEMSA Comercio.

For the full year of 2014, gross profit increased 0.5% compared to 2013, to Ps. 110.171 billion. Gross margin decreased 70 basis points compared to 2013 to 41.8% of total revenues, reflecting margin contraction at Coca-Cola FEMSA.

Income from operations increased 0.8% compared to 4Q13, to Ps. 9.782 billion in 4Q14. On an organic basis1, income from operations decreased 0.8% in 4Q14 compared to the same period in 2013, reflecting the previously mentioned negative translation effect from Coca-Cola FEMSA’s Venezuelan operations. Consolidated operating margin increased 10 basis points compared to 4Q13, to 13.9% of total revenues.

1 Excludes non-comparable results from Coca-Cola FEMSA and FEMSA Comercio acquisitions in the last twelve months.

2	February 26, 2015

For the full year of 2014, income from operations increased 0.4% compared to 2013, to Ps. 29.983 billion. On an organic basis1, income from operations decreased 3.7% compared to 2013. Our consolidated operating margin in 2014 decreased 20 basis points compared to 2013, to 11.4% of total revenues.

Our effective income tax rate was 23.2% in 4Q14 compared to 26.5% in 4Q13.

Net consolidated income increased 26.4% compared to 4Q13, to Ps. 8.536 billion in 4Q14, mainly reflecting an increase in FEMSA’s 20% participation in Heineken’s results.

For the full year of 2014, net consolidated income increased 2.1% compared to 2013, to Ps. 22.630 billion, resulting from a lower tax rate combined with an increase in FEMSA’s 20% participation in Heineken’s results, which offset higher financing expenses related to bonds issued by Coca-Cola FEMSA and FEMSA.

Net majority income for 4Q14 resulted in Ps. 2.03 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 1.37 for the fourth quarter of 2014. For the full year of 2014, net majority income per FEMSA Unit2 was Ps. 4.67 (US$ 3.16 per ADS).

Capital expenditures amounted to Ps. 6.528 billion in 4Q14. For the full year of 2014, capital expenditures increased to Ps. 18.163 billion.

Our consolidated balance sheet as of December 31, 2014 recorded a cash balance of Ps. 35.641 billion (US$ 2.416 billion), a Ps. 8.256 billion (US$ 559.7 million) increase compared to December 31, 2013. Short-term debt was Ps. 1.553 billion (US$ 105.3 million), while long-term debt was Ps. 80.998 billion (US$ 5.491 billion). Our consolidated net debt balance was Ps. 46.910 billion (US$ 3.180 billion).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 12.0% compared to 4Q13, to Ps. 28.812 billion in 4Q14, mainly driven by the opening of 458 net new stores in the quarter, reaching 1,132 total net new store openings for the year. On an organic basis3, total revenues increased 11.7% compared to 4Q13. As of December 31, 2014, FEMSA Comercio had a total of 12,853 convenience stores. Same-store sales increased an average of 3.3% for the quarter compared to 4Q13, reflecting a 2.8% increase in average customer ticket and a 0.5% increase in store traffic.

For the full year of 2014, total revenues increased 12.4% compared to 2013, to Ps. 109.624 billion. On an organic basis3, total revenues for 2014 increased 10.9% compared to 2013. FEMSA Comercio’s same-store sales increased an average of 2.7% compared to 2013, driven by a 2.7% increase in average customer ticket while traffic remained stable.

Gross profit increased 14.2% in 4Q14 compared to 4Q13, resulting in an 80 basis point gross margin expansion to 39.2% of total revenues. This increase reflects a more effective collaboration and execution with some of our key supplier partners, including higher and more efficient joint use of promotion-related marketing resources, as well as objective-based incentives. For the full year of 2014, gross margin expanded by 50 basis points to 35.9% of total revenues.

1 Excludes non-comparable results from Coca-Cola FEMSA and FEMSA Comercio acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2014 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 Excludes non-comparable results from FEMSA Comercio acquisitions in the last twelve months.

3	February 26, 2015

Income from operations increased 6.2% compared to 4Q13, to Ps. 3.179 billion in 4Q14. On an organic basis3, income from operations increased 6.3% in 4Q14 compared to the same period in 2013. Operating expenses increased 17.6% compared to 4Q13, to Ps. 8.112 billion, above revenue growth, lapping a tough comparison base and reflecting among several factors: i) the strong growth in new stores, ii) expenses related to the incorporation of the new quick-service restaurant operation, iii) the strengthening of FEMSA Comercio’s business and organizational structure in preparation for the growth of new operations, particularly drugstores, and iv) certain one-off charges including those related to losses caused by hurricane Odile. As a result, operating margin contracted 60 basis points compared to 4Q13, to 11.0% of total revenues in 4Q14.

For the full year of 2014, income from operations increased 9.8% compared to 2013, to Ps. 8.680 billion, resulting in an operating margin of 7.9%, representing a 20 basis point contraction from the prior year. On an organic basis3, income from operations increased 9.7% compared to 2013.

Recent Developments

•	We are now using the previously denominated SICAD II exchange rate of 50 bolivars per US dollar to translate our Venezuelan operation’s fourth quarter and full year 2014 results into our reporting currency, the Mexican peso. We recognized in our consolidated financial statements as of December 31, 2014, a reduction in total equity of Ps. 12,370 million as a result of the translation effect of our net investment in Venezuela to Mexican Pesos.

•	On December 1st, 2014, FEMSA announced that its retail subsidiary, FEMSA Comercio, agreed to acquire 100% of Farmacias Farmacon, a drugstore operator in the western Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur. Headquartered in the city of Culiacan, Sinaloa, Farmacias Farmacon currently operates over two hundred stores. This transaction represents an important step as FEMSA Comercio advances in its strategy to establish a relevant position in this attractive small-box retail segment. The transaction is pending customary regulatory approvals, including the authorization of the Mexican Federal Economic Competition Commission (“Comisión Federal de Competencia Económica”) and is expected to close during 1Q15.

•	FEMSA Comercio to Pursue Growth in the Operation of Gasoline Stations.

Since 1995, FEMSA Comercio has been providing services and assets for the operation of gasoline service stations through agreements with third parties that own Petroleos Mexicanos (“PEMEX”) franchises, using the commercial brand OXXO Gas.  Over time, this brand has become synonymous with quality service among our customers, and revenues per gas pump have consistently grown above the industry.  As of December 31st 2014 there were 227 OXXO Gas stations, most of them adjacent to OXXO stores, and they generated Ps. 16,178 million in revenues from the sale of gasoline and related products during 2014.

Historically, Mexican legislation precluded FEMSA Comercio from participating in the retail of gasoline and therefore from owning PEMEX franchises given FEMSA’s foreign institutional investor base.  In light of recent changes to the legal framework as part of Mexico’s energy reform, FEMSA Comercio is no longer precluded from owning PEMEX franchises and participating in the retail of gasoline and has decided to pursue an aggressive growth strategy for this business.  In order to enable this, FEMSA Comercio has agreed to acquire the related PEMEX franchises from the aforementioned third parties and plans to lease, acquire or open more gasoline service stations in the future.  FEMSA Comercio already had the required assets in place to operate these 227 gas stations, so the capital implications for the acquired PEMEX franchises, are low.

We expect that FEMSA Comercio’s gasoline retail business will have modest margins but attractive returns, and the potential for further improvement as we gain more scale.  As with all recent acquisitions, upon closing we will include its results in FEMSA Comercio’s reported financials, and we will also provide the relevant organic figures.

We are excited to be participating in this high-growth, high-return business, and we believe we are in a unique position to pursue and capture this compelling opportunity.

3 Excludes non-comparable results from FEMSA Comercio acquisitions in the last twelve months.

4	February 26, 2015

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2014 Conference Call will be held on: Thursday February 26, 2015, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 428-9473; International: (719) 325-2491; Conference ID 6386016. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available at http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for Mexican Pesos as published by the Federal Reserve Bank of New York on December 31, 2014, which was 14.7500 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

5	February 26, 2015

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Total revenues	70,156	100.0	70,490	100.0	(0.5)	(2.2)	263,449	100.0	258,097	100.0	2.1	(3.6)
Cost of sales	39,740	56.6	40,143	56.9	(1.0)		153,278	58.2	148,443	57.5	3.3
Gross profit	30,416	43.4	30,347	43.1	0.2		110,171	41.8	109,654	42.5	0.5
Administrative expenses	2,464	3.5	2,590	3.7	(4.9)		10,244	3.9	9,963	3.9	2.8
Selling expenses	18,054	25.8	17,973	25.5	0.5		69,016	26.1	69,574	26.9	(0.8)
Other Operating expenses (income), net (1)	116	0.2	79	0.1	46.8		928	0.4	260	0.2	N.A.
Income from operations(2)	9,782	13.9	9,705	13.8	0.8	(0.8)	29,983	11.4	29,857	11.6	0.4	(3.7)
Other Non-Operating expenses (income)	(298)		285		N.A.		(508)		326		N.A.
Interest expense	1,625		1,793		(9.4)		6,701		4,331		54.7
Interest income	171		408		(58.1)		862		1,225		(29.6)
Foreign exchange loss (gain)	553		435		27.1		903		724		24.7
Other financial expenses (income), net.	94		198		(52.5)		246		419		(41.3)
Financing expenses, net	2,101		2,018		4.1		6,988		4,249		64.5
Income before income tax and Participation in Associates results	7,979		7,402		7.8		23,503		25,282		(7.0)
Income tax	1,850		1,962		(5.7)		6,253		7,756		(19.4)
Participation in associates results(3)	2,407		1,314		83.2		5,380		4,629		16.2
Net consolidated income	8,536		6,754		26.4		22,630		22,155		2.1
Net majority income	7,254		4,988		45.4		16,701		15,922		4.9
Net minority income	1,282		1,766		(27.4)		5,929		6,233		(4.9)

	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	9,782	13.9	9,705	13.8	0.8	(0.8)	29,983	11.4	29,857	11.6	0.4	(3.7)
Depreciation	2,353	3.4	2,441	3.5	(3.6)		9,029	3.4	8,804	3.4	2.6
Amortization & other non-cash charges	165	0.2	321	0.4	(48.6)		1,933	0.7	1,208	0.4	60.0
Operative Cash Flow (EBITDA)	12,300	17.5	12,467	17.7	(1.3)	(2.8)	40,945	15.5	39,869	15.4	2.7	(1.4)
CAPEX	6,528		5,411		20.6		18,163		17,879		1.6

Financial Ratios	2014	2013	Var. p.p.
Liquidity(4)	1.60	1.51	0.10
Interest coverage(5)	8.46	9.00	(0.54)
Leverage(6)	0.63	0.61	0.02
Capitalization(7)	26.53%	25.79%	0.74

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of Coca Coca FEMSA and FEMSA Comercio. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(1) Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.

(2) Income from operations = Gross profit - Administrative and selling expenses  - Other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

6	February 26, 2015

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Dec-14	Dec-13	% Var.
Cash and cash equivalents	35,641	27,385	30.1
Accounts receivable	14,842	13,641	8.8
Inventories	17,214	18,289	(5.9)
Other current assets	11,415	14,254	(19.9)
Total current assets	79,112	73,569	7.5
Investments in shares	102,159	98,330	3.9
Property, plant and equipment, net	75,629	73,955	2.3
Intangible assets (1)	101,527	103,293	(1.7)
Other assets	17,746	10,045	76.7
TOTAL ASSETS	376,173	359,192	4.7

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	449	529	(15.1)
Current maturities of long-term debt	1,104	3,298	(66.5)
Interest payable	482	409	17.8
Operating liabilities	47,284	44,633	5.9
Total current liabilities	49,319	48,869	0.9
Long-term debt (2)	80,998	72,185	12.2
Labor liabilities	4,207	4,074	3.3
Other liabilities	11,527	11,514	0.1
Total liabilities	146,051	136,642	6.9
Total stockholders’ equity	230,122	222,550	3.4
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	376,173	359,192	4.7

	December 30, 2014
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	42.7%	5.6%
Dollars	22.6%	6.1%
Colombian pesos	1.0%	5.9%
Argentine pesos	1.1%	26.9%
Brazilian Reais	32.6%	13.8%
Total debt	100%	8.7%

Fixed rate(2)	73.0%
Variable rate(2)	27.0%

% of Total Debt	2015	2016	2017	2018	2019	2020+
DEBT MATURITY PROFILE	2.4%	8.5%	4.4%	24.4%	0.2%	60.1%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

7	February 26, 2015

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Total revenues	39,567	100.0	43,240	100.0	(8.5)	(11.1)	147,298	100.0	156,011	100.0	(5.6)	(14.1)
Cost of sales	21,058	53.2	23,322	53.9	(9.7)		78,916	53.6	83,076	53.3	(5.0)
Gross profit	18,509	46.8	19,918	46.1	(7.1)		68,382	46.4	72,935	46.7	(6.2)
Administrative expenses	1,504	3.8	1,691	3.9	(11.1)		6,385	4.3	6,487	4.2	(1.6)
Selling expenses	10,525	26.6	11,557	26.8	(8.9)		40,464	27.5	44,828	28.7	(9.7)
Other Operating expenses (income), net	106	0.3	61	0.1	73.8		789	0.5	170	0.1	N.A.
Income from operations	6,374	16.1	6,609	15.3	(3.6)	(6.0)	20,743	14.1	21,450	13.7	(3.3)	(8.9)
Depreciation	1,627	4.1	1,721	4.0	(5.5)		6,072	4.1	6,371	4.1	(4.7)
Amortization & other non-cash charges	98	0.3	224	0.5	(56.3)		1,571	1.1	773	0.5	N.A.
Operative Cash Flow	8,099	20.5	8,554	19.8	(5.3)	(7.5)	28,385	19.3	28,594	18.3	(0.7)	(6.3)
CAPEX	4,651		3,413		36.3		11,313		11,703		(3.3)

Sales volumes
(Millions of unit cases)
Mexico and Central America	473.5	52.8	499.7	56.7	(5.2)	(5.2)	1,918.5	56.1	1,953.6	61.0	(1.8)	(3.8)
South America	207.6	23.1	197.8	22.4	5.0	5.0	765.3	22.4	725.7	22.6	5.5	5.5
Brazil	216.3	24.1	184.2	20.9	17.4	7.2	733.5	21.5	525.2	16.4	39.7	4.2
Total	897.4	100.0	881.7	100.0	1.8	(0.4)	3,417.3	78.5	3,204.6	83.6	6.6	(0.7)

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of Coca Coca FEMSA . In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

8	February 26, 2015

FEMSA Comercio

Results of Operations

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Total revenues	28,812	100.0	25,724	100.0	12.0	11.7	109,624	100.0	97,572	100.0	12.4	10.9
Cost of sales	17,521	60.8	15,836	61.6	10.6		70,238	64.1	62,986	64.6	11.5
Gross profit	11,291	39.2	9,888	38.4	14.2		39,386	35.9	34,586	35.4	13.9
Administrative expenses	516	1.8	473	1.8	9.1		2,042	1.9	1,883	1.9	8.4
Selling expenses	7,552	26.2	6,402	24.9	18.0		28,492	25.9	24,707	25.3	15.3
Other Operating expenses (income), net	44	0.2	19	0.1	N.A.		172	0.2	90	0.1	91.1
Income from operations	3,179	11.0	2,994	11.6	6.2	6.3	8,680	7.9	7,906	8.1	9.8	9.7
Depreciation	730	2.5	646	2.5	13.0		2,779	2.5	2,328	2.4	19.4
Amortization & other non-cash charges	70	0.3	88	0.4	(20.5)		297	0.3	312	0.3	(4.8)
Operative Cash Flow	3,979	13.8	3,728	14.5	6.7	6.8	11,756	10.7	10,546	10.8	11.5	11.1
CAPEX	1,645		1,919		(14.3)		5,191		5,683		(8.7)

Information of OXXO Stores
Total stores							12,853		11,721		9.7
Net new convenience stores:	458		511		(10.4)		1,132		1,120		1.1

Same store data: (1)
Sales (thousands of pesos)	678.6		656.8		3.3		679.2		661.6		2.7
Traffic (thousands of transactions)	23.8		23.7		0.5		24.1		24.1		(0.0)
Ticket (pesos)	28.5		27.8		2.8		28.2		27.4		2.7

(1) Monthly average information per store, considering same stores with more than twelve months of operations.

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of  FEMSA Comercio. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

9	February 26, 2015

FEMSA

Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Dec-14		Dec-13

	4Q 2014	LTM(1) Dec-14	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.86%	4.08%	14.72	1.0000	13.08	1.0000
Colombia	0.56%	3.66%	2,392.46	0.0062	1,926.83	0.0068
Venezuela	13.99%	65.42%	49.99	0.2944	6.30	2.0756
Brazil	1.72%	6.41%	2.66	5.5410	2.34	5.5820
Argentina	2.13%	23.92%	8.55	1.7212	6.52	2.0053
Euro Zone	-0.30%	-0.15%	0.82	17.9264	0.73	17.9816

(1) LTM = Last twelve months

10	February 26, 2015

2014 FOURTH - QUARTER AND FULL YEAR RESULTS

Mexico City February 25, 2015, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the fourth quarter of 2014:

•	Comparable, currency neutral revenues grew 23.3% for the fourth quarter of 2014 and 24.7% for the full year.

•	Comparable operating cash flow margin expanded 80 basis points to 20.6% for the fourth quarter of 2014 and 170 basis points to 20.0% for the full year.

•	Reported Earnings per Share remained flat, reaching Ps. 1.48 in the fourth quarter of 2014. For the full year, reported Earnings per Share reached Ps. 5.09.

Given current operating and macroeconomic conditions in Venezuela, Coca-Cola FEMSA decided to use the previously denominated SICAD II exchange rate of 50 bolivars per US dollar to translate this operation’s fourth quarter and full year 2014 results into our reporting currency, the Mexican peso. Consequently, Venezuela’s contribution to our consolidated results reduced importantly and now represents 7% of volumes and 6% of both revenues and operative cash flow. Government authorities have clearly stated that the applicable exchange rate for the majority of the total imports of the country including food, medicines and other basic goods such as raw materials, will continue to be the 6.30 bolivars per U.S. dollar rate. Coca-Cola FEMSA continues to have access to this rate for raw material purchases. Coca-Cola FEMSA remains committed to the market and we will continue producing, selling and distributing the products that our Venezuelan consumers enjoy on a daily basis.

	Fourth Quarter				Full Year
	2014	2013	Reported Δ%	Excluding M&A Effects Δ%(5)	2014	2013	Reported Δ%	Excluding M&A Effects Δ%(5)

Total revenues	39,567	43,240	-8.5%	-11.1%	147,298	156,011	-5.6%	-14.1%
Gross profit	18,508	19,918	-7.1%	-9.2%	68,382	72,935	-6.2%	-12.9%
Operating income	6,374	6,609	-3.6%	-6.0%	20,743	21,450	-3.3%	-8.9%
Net income attributable to equity holders of the company	3,075	3,066	0.3%		10,542	11,543	-8.7%
Earnings per share (1)	1.48	1.48			5.09	5.61
Operative cash flow(2)	8,099	8,554	-5.3%	-7.5%	28,385	28,594	-0.7%	-6.3%

	FY 2014	FY 2013	Δ%

Net debt (3)	53,069	45,155	17.5%
Net debt / Operative cash flow (3)	1.87	1.58
Operative cash flow/ Interest expense, net (3)	5.49	10.64
Capitalization (4)	37.7%	34.7%

Expressed in millions of Mexican pesos.

(1)	Earnings / outstanding shares. Outstanding shares for 4Q'14 and 4Q'13 were 2,072.9 million. Outstanding shares for 2014 were 2,072.9 and weighted average outstanding shares for 2013 were 2,056.0 million.
(2)	Operative cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3)	Net debt = total debt - cash
(4)	Total debt / (long-term debt + shareholders' equity)
(5)

Excluding M&A effects means, with respect to a year over year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business.

In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Message from the Chief Executive Officer

“In 2014, each of our operations performed positively, maximizing the full potential of our business and delivering comparable, currency neutral revenue growth of 25% and a margin expansion of 170 basis points at the consolidated level. In Mexico, our impeccable market execution and competitive portfolio strategy compensated for the effects of a large excise tax-related price increase designed to pass along this cost to the consumer. In Brazil, we advanced our affordable packaging strategy, enabling us to offer a very compelling value proposition—driving volume growth in a tough economic and consumer environment. Notably, on top of our successful integration of Spaipa and Fluminense, we started production at our new Itabirito plant and opened a new mega-distribution center in São Paulo, unlocking enormous potential to satisfy current and future demand, while positioning Coca-Cola FEMSA as a benchmark in the Brazilian Coca-Cola system. Together with our partner The Coca-Cola Company, we continued our successful acceleration plan in Colombia and expanded it to Central America, implementing a winning strategy in countries with low per capita consumption. In Argentina and Venezuela, we operated and thrived in complex environments to deliver solid bottom-line results for the year. In the Philippines, we demonstrated the effectiveness of our strategy as we continued to implement portfolio, route-to-market, and supply chain initiatives with positive results. Overall, our actions and our innovative and robust portfolio allowed us to generate a substantial amount of transactions with our consumers, successfully overcoming major challenges for the year, including beverage taxes in Mexico, a general economic slowdown in many countries, and a volatile currency environment across our operations.

Today, Coca-Cola FEMSA is evolving to capture the next wave of growth. We ignited an organizational transformation to create a leaner, more agile, and efficient company, while focusing on our core strategic capabilities through centers of excellence in the areas of commercial, supply chain, and IT innovation. Despite the challenges that we face going forward, we are confident that each of our operations will continue delivering solid results, enabling us to create sustained economic, social, and environmental value for all of our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

February 26, 2015	Page 11

Consolidated Results

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting on February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

The fourth quarter 2014 results of our Venezuelan operation were translated using the SICAD II alternate exchange rate of 50 bolivars per U.S. dollar. The results of 2013 were translated using an exchange rate of 6.30 bolivars per U.S. dollar.

Our reported total revenues decreased 8.5% to Ps. 39,567 million in the fourth quarter of 2014, driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Excluding the recently integrated territory in Brazil(1), total revenues reached Ps. 38,443 million in the fourth quarter. On a currency neutral basis and excluding the non-comparable effect of Spaipa in Brazil,(1) total revenues grew 23.3%, driven by average price per unit case growth across our territories and volume growth in Brazil, Venezuela, Colombia and Central America.

Reported total sales volume increased 1.8% to 897.4 million unit cases in the fourth quarter of 2014 as compared to the same period in 2013. Excluding the integration of Spaipa in Brazil (1), volumes decreased 0.4% to 878.6 million unit cases. On the same basis, our sparkling beverage portfolio remained flat, as growth of brand Coca-Cola in Brazil, Venezuela, Central America and Colombia, and increases in flavored sparkling beverages in Venezuela, Colombia, Argentina and Central America, were compensated by a volume contraction in Mexico, originated by the price increases that were implemented due to the excise tax in this country. Our bottled water portfolio grew 4.8% driven by Crystal in Brazil and Bonaqua and Aquarius in Argentina. Our bulk water portfolio decreased 5.6% and our still beverage category declined 2.1%. The total number of transactions reached close to 5.5 billion, in line with volume growth.

Our reported gross profit decreased 7.1% to Ps. 18,508 million in the fourth quarter of 2014. Reported gross margin expanded 70 basis points to reach 46.8% in the fourth quarter of 2014. This decline was driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. In local currency, the benefit of lower sweetener and PET prices in most of our territories was partially offset by the depreciation of the average exchange rate of most of the currencies in our South America division and the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Our reported operating income decreased 3.6% to Ps. 6,374 million in the fourth quarter of 2014 and our reported operating margin expanded 80 basis points to 16.1%. This decline was driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Excluding the integration of Spaipa in Brazil,(1) operating income reached Ps. 6,211 million and our operating margin expanded 90 basis points to 16.2%.

During the fourth quarter of 2014, the other operative expenses, net line recorded an expense of Ps. 248 million, mainly due to restructuring charges in our operations and operative currency fluctuation effects in most of our subsidiaries.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 142 million in the fourth quarter of 2014, mainly due to equity method gains from our participation in Mexico’s and Brazil’s non-carbonated beverage joint-ventures and our stake in Coca-Cola Bottlers Philippines, Inc.

Reported operative cash flow decreased 5.3% to Ps. 8,099 million in the fourth quarter of 2014 as compared to the same period in 2013. This decline was driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Our reported operative cash flow margin expanded 70 basis points to reach 20.5% in the fourth quarter of 2014. Excluding the non-comparable effect of Spaipa in Brazil,(1) operative cash flow reached Ps. 7,916 million and operating cash flow margin expanded 80 basis points to 20.6%.

Our comprehensive financing result in the fourth quarter of 2014 recorded an expense of Ps. 2,069 million, as compared to an expense of Ps. 1,902 million in the same period of 2013. During the quarter we registered a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso(2) as applied to our US dollar-denominated net debt position.

During the fourth quarter of 2014, income tax, as a percentage of income before taxes, was 27.6% as compared to 32.8% in the same period of 2013. The lower effective tax rate registered during the fourth quarter of 2014 was mainly driven by a smaller contribution from our Venezuela subsidiary which carries a higher effective tax rate.

Our reported consolidated net controlling interest income remained flat at Ps. 3,075 million in the fourth quarter of 2014, driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Reported ernings per share (EPS) in the fourth quarter of 2014 were Ps. 1.48 (Ps. 14.83 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)	The Company’s South America division’s operating results include the non-comparable effect of Spaipa’s results for the month of October, 2014.
(2)	See page 13 for average and end of period exchange rates for the fourth quarter and full year of 2014.

February 26, 2015	Page 12

Balance Sheet

As of December 31, 2014, we had a cash balance of Ps. 12,958 million, including US$506 million denominated in U.S. dollars, a decrease of Ps. 2,348 million compared to December 31, 2013, This difference was mainly driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the cash balance of our Venezuelan operation.

As of December 31, 2014, total short-term debt was Ps. 1,206 million and long-term debt was Ps. 64,821 million. Total debt increased by Ps. 5,566 million, compared to year end 2013 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso(1) as applied to our U.S. dollar denominated debt position. Net debt increased Ps. 7,914 million compared to year end 2013, as a result of the lower cash position that resulted from the negative translation effect resulting from using the SICAD II exchange rate to translate the cash balance of our Venezuelan operation.

The weighted average cost of debt for the quarter was 7.90%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2014.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	29.30%	24.90%
U.S. dollars	28.30%	0.00%
Colombian pesos	1.20%	100.00%
Brazilian reals	39.90%	96.80%
Argentine pesos	1.30%	34.60%

(1)	After giving effect to interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2014	2015	2016	2017	2018	2019+
% of Total Debt	1.80%	8.30%	0.40%	29.70%	0.10%	59.70%

(1)	See page 13 for average and end of period exchange rates for the fourth quarter and full year of 2014.

February 26, 2015	Page 13

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division.

Reported total revenues from our Mexico and Central America division decreased 1.4% to Ps. 18,078 million in the fourth quarter of 2014, as compared to the same period in 2013, driven by volume contraction in our Mexico operation as a result of the price increase implemented in the country due to the excise tax on sugary beverages. Our average price per unit case, which is presented net of taxes, grew 4.2%, reaching Ps. 38.08, mainly supported by a price adjustment implemented in Mexico during the first quarter of 2014. On a currency neutral basis, total revenues in the division decreased 1.9%.

Reported total sales volume decreased 5.2% to 473.5 million unit cases in the fourth quarter of 2014, as compared to the fourth quarter of 2013. The 6.0% volume contraction in Mexico was partially compensated by the 2.7% volume increase in Central America, which was mainly driven by growth in Nicaragua and Guatemala. Our sparkling beverage category decreased 5.5%. Our water portfolio, including bulk water, decreased 3.4% and our still beverage category decreased 8.9%. Transactions for the Mexico and Central America division outpaced volume performance and totaled 2.5 billion in the fourth quarter of 2014.

Our reported gross profit increased 0.6% to Ps. 9,137 million in the fourth quarter of 2014 as compared to the same period in 2013. Lower sweetener and PET prices in the division were partially offset by the depreciation of the average exchange rate of most of our division’s currencies(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 50.5% in the fourth quarter of 2014, an expansion of 100 basis points as compared to the same period of the previous year.

Reported operating income(2) increased 2.0% to Ps. 3,117 million in the fourth quarter of 2014. Our reported operating margin expanded 50 basis points to reach 17.2% in the fourth quarter of 2014. Our operating expenses in the division declined 0.9% as compared with the fourth quarter of 2013.

Reported operative cash flow grew 2.6% to Ps. 4,255 million in the fourth quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin was 23.5%, an expansion of 90 basis points.

(1)	See page 13 for average and end of period exchange rates for the fourth quarter and full year of 2014.
(2)	For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division.

February 26, 2015	Page 14

South America Division

 Colombia, Venezuela, Brazil and Argentina)

The fourth quarter 2014 results of our Venezuelan operation were translated using the SICAD II alternate exchange rate of 50 bolivars per U.S. dollar. The results of 2013 were translated using an exchange rate of 6.30 bolivars per U.S. dollar.

Volume and average price per unit case exclude beer results.

Reported total revenues decreased 13.7% to Ps. 21,489 million in the fourth quarter of 2014. This decline was driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Excluding beer, which accounted for Ps. 2,261 million during the quarter, revenues reached Ps. 19,228 million. Excluding the non-comparable effect of Spaipa in Brazil(1), total revenues reached Ps. 20,365 million in the fourth quarter. On a currency neutral basis and excluding the non-comparable effect of Spaipa in Brazil,(1) total revenues grew 41.7%, due to average price per unit case increases and volume growth in all of our operations.

Reported total sales volume in our South America division increased 11.0% to 423.9 million unit cases in the fourth quarter of 2014 as compared to the same period of 2013, as a result of the integration of Spaipa in Brazil(1) and volume growth in Brazil organic, Colombia, Venezuela and Argentina. Excluding the non-comparable effect of the acquisition in Brazil,(1) volume increased 6.0% to 405.1 million unit cases. On the same basis, our sparkling beverage category grew 6.5% driven by the Coca-Cola brand in Brazil, Venezuela and Colombia. The still beverage category grew 5.5% driven by the Jugos del Valle line of business in the division, including growth of del Valle Fresh in Colombia, and Powerade in Argentina. Our water category, including jug water, grew 3.7% driven by Crystal in Brazil and Aquarius and Bonaqua in Argentina. Volume performance outpaced transactions, which totaled closed to 3 billion in the fourth quarter of 2014.

Reported gross profit decreased 13.5% to reach Ps. 9,372 million in the fourth quarter of 2014. Reported gross margin expanded 10 basis points to 43.6% in the fourth quarter of 2014. In local currency, lower sweetener and PET prices in most of our territories were partially compensated by the depreciation of the average exchange rate of most of the currencies in our South America division(2) as applied to our U.S. dollar-denominated raw material costs.

Our reported operating income declined 8.3% to Ps. 3,258 million in the fourth quarter of 2014. This decline was driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. In local currency, reported operating income grew as a result of the non-comparable effect of integration of Spaipa in Brazil,(1) and operating income growth in Brazil organic, Venezuela and Argentina. Our reported and organic operating margin expanded 90 basis points to 15.2% in the fourth quarter of 2014.

Reported operative cash flow decreased 12.8% to Ps. 3,844 million in the fourth quarter of 2014, driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Our reported operative cash flow margin expanded 20 basis points to 17.9% and our organic operating cash flow margin expanded 30 basis points to 18.0%.

(1)	The Company’s South America division’s operating results include the non-comparable effect of Spaipa’s results for the month of October, 2014.
(2)	See page 13 for average and end of period exchange rates for the fourth quarter and full year of 2014.

February 26, 2015	Page 15

Summary of full year results

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Yoli’s results for the months of January, 2014 through May, 2014.

The Company’s South America divisions’ operating results include the non-comparable effect of Fluminense’s results for the months of January, 2014 through August, 2014 and Spaipa’s results for the months of January, 2014 through October, 2014.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

The 2014 results of our Venezuelan operation were translated using the SICAD II alternate exchange rate of 50 bolivars per U.S. dollar. The results of 2013 were translated using an exchange rate of 6.30 bolivars per U.S. dollar.

Our reported consolidated total revenues decreased 5.6% to Ps. 147,298 million in 2014 driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Excluding the recently integrated territories in Brazil and Mexico,(1)(2) total revenues were Ps. 134,088. On a currency neutral basis and excluding the non-comparable effect of Fluminense and Spaipa in Brazil, and Yoli in Mexico,(1)(2) total revenues grew 24.7%, driven by average price per unit case growth in most operations and volume growth in Brazil, Colombia, Venezuela and Central America.

Reported total sales volume increased 6.6% to 3,417.3 million unit cases in 2014, as compared to 2013. Excluding the integration of Fluminense and Spaipa in Brazil, and Yoli in Mexico,(1)(2) volumes declined 0.7% to 3,182.8 million unit cases, mainly due to the volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. On the same basis, the bottled water portfolio grew 5.0%, driven by Crystal in Brazil, Aquarius and Bonaqua in Argentina, Nevada in Venezuela and Manantial in Colombia. The still beverage category grew 1.6%, mainly driven by the performance of the Jugos del Valle line of business in Colombia, Venezuela and Brazil, and Powerade across most of our territories. Our sparkling beverage category declined 0.8% driven by the volume contraction in Mexico. These increases partially compensated for a 4.1% volume decline in our bulk water business. As a result of our portfolio initiatives to connect with consumers, total transactions outpaced volume performance totaling close to 21 billion across our operations in 2014.

Our reported gross profit decreased 6.2% to Ps. 68,382 million in 2014. This decline was driven by the previously mentioned negative translation effect. In local currency, lower sweetener and PET prices in most of our operations were offset by the depreciation of the average exchange rate of the Argentine peso,(3) the Brazilian real,(3) the Colombian peso(3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.4% in 2014.

Our reported operating income declined 3.3% to Ps. 20,743 million in 2014 driven by the previously mentioned negative translation effect. Our reported operating margin expanded 40 basis points to 14.1%. Excluding the integration of the new territories in Brazil and Mexico,(1)(2) operating income reached Ps. 19,535 million and expanded 90 basis points to reach an operating margin of 14.6%.

During 2014, the other operative expenses, net line recorded an expense of Ps. 548 million, mainly due to (i) an operative currency fluctuation effect in Venezuela recorded during the second quarter of 2014, (ii) operative currency fluctuation effects across the operations in the fourth quarter of 2014, (iii) restructuring charges mainly in our Mexican operation and (iv) the loss on sale of certain fixed assets.

The share of the profits of associates and joint ventures line recorded an expense of Ps. 241 million in 2014, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., which was partially compensated by equity method gains from the non-carbonated joint-ventures in Brazil and Mexico.

Despite the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation, reported operative cash flow declined only 0.7% to Ps. 28,385 million in 2014. Our reported operative cash flow margin expanded 100 basis points to 19.3%. Excluding the recently integrated territories in Brazil and Mexico,(1)(2) operating cash flow margin expanded 170 basis points to 20.0%.

During 2014, income tax, as a percentage of income before taxes, was 26.0% as compared to 32.7% in 2013. The lower effective tax rate registered during 2014 is mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was registered during the third quarter of 2014.

Our reported consolidated net controlling interest income declined 8.7% to Ps. 10.542 million in 2014, driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of our Venezuelan operation. Reported earnings per share (EPS) in 2014 were Ps. 5.09 (Ps. 50.86 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)	The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s results for the months of January, 2014 through August, 2014 and Spaipa’s results for the months of January, 2014 through October, 2014.
(2)	The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of January, 2014 through May, 2014.
(3)	See page 13 for average and end of period exchange rates for the fourth quarter and full year of 2014.

February 26, 2015	Page 16

Philippines Operation

Volume in the fourth quarter of 2014 declined close to 2% as compared to the same period of 2013. Excluding powders, fourth quarter volume grew 6%, supported by our core sparkling beverage portfolio, which grew more than 12%, mainly driven by the expansion of our one-way single-serve packages. During 2014, we continued with the expansion of our route-to-market model, covering now more than 60% of the country’s volume with a team of more than 2,400 pre-sellers. During the year, volume in the Greater Manila Area, where the new model has been fully deployed, increased more than 16%. Also, during 2014, we increased our installed PET capacity by more than 220% with the installation of 4 dedicated PET lines, including two of the fastest production lines of sparkling beverages in the world.

Recent developments

•	Coca-Cola FEMSA has decided to use the previously denominated SICAD II exchange rate of 50 bolivars per US dollar to translate this operation’s fourth quarter and full year 2014 results into our reporting currency, the Mexican peso. We recognized in the total controlling interest line item in our consolidated financial statements as of December 31, 2014, a reduction in equity of Ps. 11,453 million as a result of the valuation of our net investment in Venezuela using the SICAD II exchange rate of 50 bolivars per U.S. dollar. Consequently, as of December 31, 2014, our foreign direct investment in Venezuela was Ps. 3,808 million (at the SICAD II exchange rate of 50 bolivars per U.S. dollar).

•	As of February 12, 2015 the Venezuelan government announced changes to its exchange rate system, maintaining both the official 6.30 bolivars per US dollar rate and the SICAD rate at 12.00 bolivars per USD. Furthermore, the SICAD II rate was eliminated and an additional system called Sistema Marginal de Divisas (SIMADI) started operating as of February 12, 2015. As per the most recent auction held on February 18, 2015, the exchange rate of the SIMADI was 171.63 bolivars per U.S. dollar. Despite of these changes, the government authorities have clearly stated that the applicable exchange rate for the majority of the total imports of the country including food, medicines and other basic goods such as raw materials, will continue to be the 6.30 bolivars per U.S. dollar rate. Coca-Cola FEMSA continues to have access to this rate for raw material purchases.

•	On February 24, 2015, Coca-Cola FEMSA Board of Directors agreed to propose, for approval at the Annual Shareholders meeting to be held on March 12, 2015, an ordinary dividend of Ps. 6,405 million, representing Ps. 3.09 per each share (calculated on a basis of 2,072.9 million shares), to be paid in two installments during May and November of 2015.

•	On January 22, 2015 Coca-Cola FEMSA was granted with the 2015 Industry Mover award for its excellent performance in sustainability. This recognition stands out as it is the first time that a Mexican company participates as a member of The Sustainability Yearbook and also the first time that a Mexican corporate receives RobecoSAM’s Industry Mover Sustainability Award.

Conference call information

Our fourth quarter 2014 conference call will be held on February 25, 2015, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-401-4668 or International: 719-325-2354. Participant code: 7297053. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

February 26, 2015	Page 17

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 14	% Rev	4Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ% (9)	2014	% Rev	2013	% Rev	Reported Δ%	Excluding M&A Effects Δ%(9)
Volume (million unit cases) (2)	897.4		881.7		1.8%	-0.4%	3,417.3		3,204.6		6.6%	-0.7%
Average price per unit case (2)	41.43		47.02		-11.9%	-12.1%	40.92		47.15		-13.2%	-13.9%
Net revenues	39,435		43,023		-8.3%		146,948		155,175		-5.3%
Other operating revenues	132		217		-39.2%		350		836		-58.1%
Total revenues (3)	39,567	100%	43,240	100%	-8.5%	-11.1%	147,298	100%	156,011	100%	-5.6%	-14.1%
Cost of goods sold	21,059	53.2%	23,322	53.9%	-9.7%		78,916	53.6%	83,076	53.3%	-5.0%
Gross profit	18,508	46.8%	19,918	46.1%	-7.1%	-9.2%	68,382	46.4%	72,935	46.7%	-6.2%	-12.9%
Operating expenses	12,028	30.4%	13,248	30.6%	-9.2%		46,850	31.8%	51,315	32.9%	-8.7%
Other operative expenses, net	248	0.6%	142	0.3%	74.6%		548	0.4%	372	0.2%	47.3%
Operative equity method (gain) loss in associates(4)(5)	(142)	-0.4%	(81)	-0.2%	75.3%		241	0.2%	(202)	-0.1%	-219.3%
Operating income (6)	6,374	16.1%	6,609	15.3%	-3.6%	-6.0%	20,743	14.1%	21,450	13.7%	-3.3%	-8.9%
Other non operative expenses, net	(158)	-0.4%	19	0.0%	-910.3%		(390)	-0.3%	251	0.2%	-255.1%
Non Operating equity method (gain) loss in associates(7)	(20)	-0.1%	25	0.1%	-183.4%		(116)	-0.1%	(87)	-0.1%	33.0%
Interest expense	1,327		1,497		-11.4%		5,546		3,341		66.0%
Interest income	30		207		-85.5%		379		654		-42.0%
Interest expense, net	1,297		1,290		0.5%		5,167		2,687		92.3%
Foreign exchange loss (gain)	646		420		53.8%		968		739		31.0%
Loss (gain) on monetary position in inflationary subsidiries	83		220		-62.3%		312		393		-0.2
Market value (gain) loss on ineffective portion of
derivative instruments	43		(28)		-253.6%		(25)		(46)		-45.7%
Comprehensive financing result	2,069		1,902		8.8%		6,422		3,773		70.2%
Income before taxes	4,483		4,663		-3.9%		14,827		17,513		-15.3%
Income taxes	1,239		1,528		-18.9%		3,861		5,731		-32.6%
Consolidated net income	3,244		3,135		3.5%		10,966		11,782		-6.9%
Net income attributable to equity holders of the company	3,075	7.8%	3,066	7.1%	0.3%		10,542	7.2%	11,543	7.4%	-8.7%
Non-controlling interest	169		69		144.9%		424		239		77.4%
Operating income (6)	6,374	16.1%	6,609	15.3%	-3.6%	-6.0%	20,743	14.1%	21,450	13.7%	-3.3%	-8.9%
Depreciation	1,627		1,721		-5.5%		6,072		6,371		-4.7%
Amortization and other operative non-cash charges	98		224		-56.3%		1,570		773		103.1%
Operative cash flow (6)(8)	8,099	20.5%	8,554	19.8%	-5.3%	-7.5%	28,385	19.3%	28,594	18.3%	-0.7%	-6.3%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 15,671 million from our Mexican operation and Ps. 12,847 million from our Brazilian operation.
(4)	Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6)	The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8)	Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(9)	Excluding M&A effects means, with respect to a year over year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
As of June 2013, we integrated Grupo Yoli in our Mexican operation.
As of September 2013, we integrated Fluminense in our Brazilian operation.
As of November 2013, we integrated Spaipa in our Brazilian operation.

February 26, 2015	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Dec-14		Dec-13
Current Assets
Cash, cash equivalents and marketable securities	Ps.	12,958	Ps.	15,306
Total accounts receivable		10,339		9,958
Inventories		7,819		9,130
Other current assets		7,012		8,837
Total current assets		38,128		43,231
Property, plant and equipment
Property, plant and equipment		81,354		86,961
Accumulated depreciation		(30,827)		(35,176)
Total property, plant and equipment, net		50,527		51,785
Investment in shares		17,326		16,767
Intangibles assets and other assets		97,024		98,974
Other non-current assets		9,361		5,908
Total Assets	Ps.	212,366	Ps.	216,665

Liabilities and Equity	Dec-14		Dec-13
Current Liabilities
Short-term bank loans and notes payable	Ps.	1,206	Ps.	3,586
Suppliers		14,151		16,220
Other current liabilities		13,046		12,592
Total current liabilities		28,403		32,398
Long-term bank loans and notes payable		64,821		56,875
Other long-term liabilities		9,024		10,239
Total liabilities		102,248		99,512
Equity
Non-controlling interest		4,401		4,042
Total controlling interest		105,717		113,111
Total equity (1)		110,118		117,153
Total Liabilities and Equity	Ps.	212,366	Ps.	216,665

(1)	Includes the effect originated by using the state-run SICAD II exchange rate of 50 bolivars per U.S. dollar.

February 26, 2015	Page 19

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	4Q 14	% Rev	4Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)	2014	% Rev	2013	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)
Volume (million unit cases)	473.5		499.7		-5.2%	-5.2%	1,918.5		1,953.6		-1.8%	-3.8%
Average price per unit case	38.08		36.56		4.2%	4.2%	37.45		36.02		4.0%	3.8%
Net revenues	18,031		18,267		-1.3%		71,853		70,359		2.1%
Other operating revenues	47		64		-26.6%		112		320		-65.0%
Total revenues (2)	18,078	100.0%	18,331	100.0%	-1.4%	-1.4%	71,965	100.0%	70,679	100.0%	1.8%	-0.5%
Cost of goods sold	8,941	49.5%	9,252	50.5%	-3.4%		35,512	49.3%	35,738	50.6%	-0.6%
Gross profit	9,137	50.5%	9,079	49.5%	0.6%	0.6%	36,453	50.7%	34,941	49.4%	4.3%	2.3%
Operating expenses	5,861	32.4%	5,916	32.3%	-0.9%		24,048	33.4%	23,370	33.1%	2.9%
Other operative expenses, net	187	1.0%	166	0.9%	12.7%		403	0.6%	233	0.3%	73.0%
Operative equity method (gain) loss in associates (3)(4)	(28)	-0.2%	(59)	-0.3%	-52.5%		436	0.6%	(157)	-0.2%	-377.7%
Operating income (5)	3,117	17.2%	3,056	16.7%	2.0%	2.0%	11,566	16.1%	11,495	16.3%	0.6%	-0.2%
Depreciation, amortization & other operative non-cash charges	1,138	6.3%	1,090	5.9%	4.4%		4,738	6.6%	3,734	5.3%	26.9%
Operative cash flow (5)(6)	4,255	23.5%	4,146	22.6%	2.6%	2.6%	16,304	22.7%	15,229	21.5%	7.1%	5.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes total revenues of Ps. 15,671 million from our Mexican operation.
(3)	Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5)	The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(7)	Excluding M&A effects means, with respect to a year over year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
As of June 2013, we integrated Grupo Yoli in our Mexican operation.

South America Division
Expressed in millions of Mexican pesos(1)

	4Q 14	% Rev	4Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)	2014	% Rev	2013	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)
Volume (million unit cases) (2)	423.9		382.0		11.0%	6.0%	1,498.8		1,251.0		19.8%	4.2%
Average price per unit case (2)	45.16		60.70		-25.6%	-25.7%	45.35		64.53		-29.7%	-30.0%
Net revenues	21,404		24,756		-13.5%		75,094		84,816		-11.5%
Other operating revenues	85		153		-44.4%		238		516		-53.9%
Total revenues (3)	21,489	100.0%	24,909	100.0%	-13.7%	-18.2%	75,332	100.0%	85,332	100.0%	-11.7%	-25.3%
Cost of goods sold	12,117	56.4%	14,070	56.5%	-13.9%		43,403	57.6%	47,338	55.5%	-8.3%
Gross profit	9,372	43.6%	10,839	43.5%	-13.5%	-17.4%	31,929	42.4%	37,994	44.5%	-16.0%	-26.9%
Operating expenses	6,167	28.7%	7,332	29.4%	-15.9%		22,802	30.3%	27,945	32.7%	-18.4%
Other operative expenses, net	61	0.3%	(24)	-0.1%	-354.2%		144	0.2%	139	0.2%	4%
Operative equity method (gain) loss in associates (4)	(114)	-0.5%	(22)	-0.1%	418.2%		(194)	-0.3%	(45)	-0.1%	331.1%
Operating income (5)	3,258	15.2%	3,553	14.3%	-8.3%	-12.9%	9,177	12.2%	9,955	11.7%	-7.8%	-19.0%
Depreciation, amortization & other operative non-cash charges	586	2.7%	855	3.4%	-31.5%		2,904	3.9%	3,410	4.0%	-14.8%
Operative cash flow (5)(6)	3,844	17.9%	4,408	17.7%	-12.8%	-16.9%	12,081	16.0%	13,365	15.7%	-9.6%	-20.3%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 12,847 million from our Brazilian operation.
(4)	Includes equity method in Leao Alimentos, among others.
(5)	The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(7)	Excluding M&A effects means, with respect to a year over year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
As of September 2013, we integrated Fluminense in our Brazilian operation.
As of November 2013, we integrated Spaipa in our Brazilian operation.

February 26, 2015	Page 20

For the three months ended December 31, 2014 and 2013

Expressed in millions of Mexican pesos.

					4Q 14					4Q 13
	Capex				4,651.0	Capex				3,413.3
	Depreciation				1,627.0	Depreciation				1,721.0
	Amortization & Other non-cash charges				98.0	Amortization & Other non-cash charges				224.0

VOLUME
Expressed in million unit cases

	4Q 14					4Q 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	317.6	23.4	68.9	21.0	430.9	339.0	24.8	70.7	23.7	458.2
Central America	36.1	2.2	0.1	4.2	42.6	35.3	2.1	0.1	4.0	41.5
Mexico & Central America	353.7	25.6	69.0	25.3	473.5	374.3	26.9	70.8	27.7	499.7
Colombia	57.9	6.4	7.6	8.1	80.0	55.4	6.3	8.8	6.7	77.2
Venezuela	52.2	3.6	0.4	4.6	60.7	44.5	3.6	0.9	5.0	54.0
Brazil	190.1	13.9	1.6	10.7	216.3	162.3	11.2	1.2	9.5	184.2
Argentina	56.7	6.4	0.4	3.5	66.9	58.5	4.9	0.2	3.0	66.6
South America	356.9	30.2	9.9	26.8	423.9	320.7	26.1	11.0	24.2	382.0
Total	710.6	55.8	78.9	52.1	897.4	695.0	53.0	81.8	51.9	881.7

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME (1)

Expressed in million unit cases

	4Q 14					4Q 13
	Sparkling	Water (2)	Bulk Water (3)	Still	Total	Sparkling	Water (2)	Bulk Water (3)	Still	Total
Brazil Organic	173.6	12.8	1.4	9.7	197.5	162.3	11.2	1.2	9.5	184.2
South America Organic	340.3	29.2	9.8	25.8	405.1	320.7	26.1	11.0	24.2	382.0
Total Organic	694.0	54.7	78.7	51.1	878.6	695.0	53.0	81.8	51.9	881.7

(1)	Excludes volume from Spaipa for the month of October for 4Q'14
(2)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(3)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

February 26, 2015	Page 21

For the twelve months ended December 31, 2014 and 2013

Expressed in millions of Mexican pesos.

	FY 14		FY 13
Capex	11,313.0	Capex	11,703.2
Depreciation	6,072.0	Depreciation	6,371.0
Amortization & Other non-cash charges	1,570.0	Amortization & Other non-cash charges	773.0

VOLUME

Expressed in million unit cases

	FY 14					FY 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,266.8	101.1	298.3	88.7	1,754.9	1,296.5	98.4	307.8	95.3	1,798.0
Central America	137.2	9.3	0.4	16.7	163.6	130.7	8.3	0.4	16.1	155.6
Mexico & Central America	1,404.1	110.4	298.6	105.4	1,918.5	1,427.2	106.7	308.2	111.4	1,953.6
Colombia	215.5	24.0	29.1	29.9	298.4	199.3	23.0	31.2	22.2	275.7
Venezuela	206.8	13.6	2.0	18.7	241.1	190.8	12.4	3.0	16.7	222.9
Brazil	646.4	43.9	5.4	37.9	733.5	465.2	29.1	3.6	27.3	525.2
Argentina	195.7	18.7	0.8	10.6	225.7	200.7	15.9	0.5	9.9	227.1
South America	1,264.3	100.1	37.3	97.1	1,498.8	1,056.0	80.4	38.3	76.1	1,251.0
Total	2,668.4	210.6	335.9	202.5	3,417.3	2,483.2	187.2	346.5	187.5	3,204.6

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME (1)
Expressed in million unit cases

	FY 14					FY 13
	Sparkling	Water (2)	Bulk Water (3)	Still	Total	Sparkling	Water (2)	Bulk Water (3)	Still	Total
Mexico Organic	1,234.1	96.2	298.1	87.0	1,715.3	1,296.5	98.4	307.8	95.3	1,798.0
Mexico & Central America Organic	1,371.3	105.5	298.4	103.7	1,878.9	1,427.2	106.7	308.2	111.4	1,953.6
Brazil Organic	472.7	34.8	4.0	28.0	539.5	465.2	29.1	3.6	27.3	525.2
South America Organic	1,090.6	91.0	35.9	87.3	1,304.8	1,056.0	80.4	38.3	76.1	1,251.0
Total Organic	2,461.9	196.5	334.3	190.9	3,183.7	2,483.2	187.2	346.5	187.5	3,204.6

(1)	Excludes volume from Yoli as of January, 2014 through May, 2014 and Fluminense as of January, 2014 through August, 2014 and Spaipa as of January, 2014 through October, 2014.
(2)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(3)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

February 26, 2015	Page 22

December 2014

Macroeconomic Information

	Inflation (1)
	LTM	4Q 2014	FY

Mexico	4.08%	1.86%	4.08%
Colombia	3.66%	0.56%	3.66%
Venezuela	68.54%	15.73%	68.54%
Brazil	6.41%	1.72%	6.41%
Argentina	23.92%	3.40%	23.92%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	4Q 2014	4Q 13	Δ%	FY 14	FY 13	Δ%

Mexico	13.8393	13.0289	6.2%	13.2973	12.7677	4.1%
Guatemala	7.6285	7.9078	-3.5%	7.7351	7.8586	-1.6%
Nicaragua	26.4372	25.1777	5.0%	25.9589	24.7226	5.0%
Costa Rica	543.2128	505.9918	7.4%	544.6530	505.5465	7.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,172.5478	1,914.0446	13.5%	2,001.3771	1,868.8275	7.1%
Venezuela	24.6606	6.3000	291.4%	13.4573	6.0619	122.0%
Brazil	2.5454	2.2765	11.8%	2.3536	2.1576	9.1%
Argentina	8.5145	6.0609	40.5%	8.1239	5.4759	48.4%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Dec 14	Dec 13	Δ%	Sept 14	Sept 13	Δ%

Mexico	14.7180	13.0765	12.6%	13.4541	13.0119	3.4%
Guatemala	7.5968	7.8414	-3.1%	7.6712	7.9337	-3.3%
Nicaragua	26.5984	25.3318	5.0%	26.2733	25.0222	5.0%
Costa Rica	545.5300	507.8000	7.4%	545.5200	505.5700	7.9%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,392.4600	1,926.8300	24.2%	2,028.4800	1,914.6500	5.9%
Venezuela (1)	49.9883	6.3000	693.5%	12.0000	6.3000	90.5%
Brazil	2.6562	2.3426	13.4%	2.4510	2.2300	9.9%
Argentina	8.5510	6.5210	31.1%	8.4300	5.7930	45.5%

	(1) Venezuela's exchange rate based on SICAD II.

❖ ❖ ❖

Stock listing information

Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 64 bottling facilities and serves more than 351 million consumers through more of 2,800,000 retailers with more than 120,000 employees worldwide.

Investor Relations:

Roland Karig

roland.karig@kof.com.mx

(5255) 1519-5186

José Manuel Fernández

josemanuel.fernandez@kof.com.mx

(5255) 1519-5148

Tania Ramirez

tania.ramirez@kof.com.mx

(5255) 1519-5013

Website: www.coca-colafemsa.com

February 26, 2015	Page 23